EXHIBIT 10.1
April 29, 2006
Mr. Paul B. Domorski
9 Hixon Terrace
Holmdel, NJ 07733
Dear Paul,
EMS Technologies, Inc. is pleased that you have accepted the position of President and Chief Executive Officer. As we have discussed, you will join us in early June for a period of familiarization and transition with our current CEO, Al Hansen. The actual date on which Al relinquishes the positions of President and CEO, and on which you assume those positions, will be determined by the Board based on discussions with you and Al on the nature and progress of the transition period.
This letter sets out the compensation package for this position as recommended by the Compensation Committee and approved by the Board of Directors.
Base Salary: $400,000 per year, to be reviewed in February 2007.
Annual Incentive Compensation: You will participate in the Executive Annual Incentive Plan beginning in 2007. For 2007, your target incentive compensation will be 70% of your base salary for that year, and will be governed by the same corporate earnings targets as are in effect for this year for the current CEO and other corporate executive officers.
Upfront Restricted Stock Grant: In lieu of 2006 participation in the Annual Incentive Compensation Plan, and to assist in the replacement of unvested Restricted Stock Units and pension plan balances with your current employer, EMS would award you 20,000 shares of its stock, 50% of which would vest free and clear of restrictions after two years of service, with the remaining 50% vesting after three years of service.
Initial Stock Option Grant: 75,000 shares of common stock, becoming first exercisable in equal installments over four years subject to meeting annual company performance targets, and remaining exercisable for 6 years after your date of employment. These options will be exercisable at the closing market price of the common stock on the date you begin employment, and otherwise will be on the terms and conditions of options granted to executive officers under the 1997 Stock Incentive Plan.
Future Option Grants: To be determined annually under the Company’s normal procedure for executive long-term incentive compensation, as specified from time to time by the Compensation Committee and Board of Directors.

Paul Domorski
April 29, 2006

Benefit Programs: You will participate in our standard employee benefit plans, including medical, short- and long-term disability, and life insurance. You will also be eligible to participate in any supplemental programs maintained for executive officers, including the supplemental medical plan, which pays up to $10,000 per year of tax-deductible expenses not covered by the standard medical plan, such as deductibles and co-pays, expenses for dental and vision services, and the cost of many over-the-counter medicines. This information can be covered in more detail at your convenience.
Vacation: Initially, you will be entitled to two weeks paid vacation per year, with increases for service as provided in our standard vacation policy.
Retirement Benefits. We maintain several retirement benefit programs:
The qualified Retirement Benefit Plan is a fully Company-funded defined-contribution plan. This past year, it set aside an average of 6.5% of eligible compensation into separate Fidelity accounts for each employee. The actual allocation is age-weighted, and for someone of your age for 2007 (when you would be fully eligible) will likely be approximately 6% of eligible compensation (which for 2006 is limited under federal law to $220,000). The amount contributed as a percentage of eligible compensation can be expected to increase each year, and this past year was approximately 14% for 60-year olds. Contributions cliff vest after approximately 5 years of service.
The 401(k) Plan provides a Company match equal to the lesser of 50% of individual contributions or 3% of eligible compensation. For this year, the match for our highest-paid executives is $6,600. Match amounts vest at 25% per year over four years.
We are currently engaged in a review, with the assistance of an outside consultant, of whether we should modify our retirement program for executives, and in particular whether we should provide them with a supplemental benefit. As CEO, you would participate both in our decisions on this issue, and in any executive program that we introduce.
Executives may elect to defer salary or bonus. Deferred amounts earn interest at approximately the prime rate.
Stock Purchase Plan: The Company provides a taxable 25% match for amounts you elect to withhold (up to 10% of salary) for automatic bi-weekly purchases of our common stock.

Paul Domorski
April 29, 2006

Termination Protection:
Change-in-Control Situations. Our standard termination protection for executive officers is three years of salary in the event of a takeover that is not approved by the Board. We will also provide you with two years of salary in the event of a takeover that is Board-approved. These amounts would become payable in the event that, following a change-in-control, you were terminated involuntarily without cause, or voluntarily terminated after a material adverse change in your job and/or compensation (including the requirement to relocate to another metropolitan area).
Other Situations. We do not provide any employees with guaranteed periods of employment. However, we will provide you with one-year’s salary continuation in the event of an involuntary termination, either as an employee or from the position of CEO, without cause.
The foregoing termination-protection arrangements would be subject to limitations, both as to amount and the form and timing of payments, required to avoid penalty taxes on either you or the Company under the IRS’s golden parachute and deferred compensation rules.
Relocation Expenses: The Company will be responsible for the reasonable out-of-pocket costs of relocating your family to Atlanta, and will also pay reasonable travel and apartment costs until the relocation is completed, through not later than August 2006.
Umbrella Liability Insurance: This program provides you with $3 million of supplemental personal umbrella liability insurance. To be eligible, you must maintain standard underlying auto and comprehensive liability policies.
Indemnification/Liability Protection: You will have the benefit of a separate contractual agreement committing the Company to forgive or indemnify you of all liability to the Company and its shareholders, to the maximum extent permitted; in this regard, Georgia law affords us greater latitude than is available under the laws of most other states, including Delaware.
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As I have mentioned to you, certain of the above arrangements, particularly those related to termination protection, must be approved by our Board before they can be binding on the Company. I will be seeking that approval early in the week of May 1.

Paul Domorski
April 29, 2006

As is required for all employees, you will need to sign our standard employee agreement dealing with inventions, non-disclosure, and non-solicitation of customers or employees for a limited period following any termination, as well as our standard Terms of Employment form (except that this letter supersedes any inconsistent standard terms of employment). Your employment will be governed by and determined in accordance with the laws of the State of Georgia.
Please indicate your acceptance of these arrangements by signing, dating, and returning one of the enclosed copies of this letter to me. The other copy is for your own records.
Paul, I am delighted that you are joining us as CEO. I and the other Board members very much look forward to working with you over the coming years as we guide EMS’s efforts to grow in size and profitability, and to meet its potential for delivering increased value to our shareholders.
Sincerely,
EMS Technologies, Inc.
John B. Mowell
Chairman of the Board
Enclosures

Accepted:		Date:	, 2006

Paul B. Domorski